File No. 70-8963

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.
                     ____________________________________________

                                  AMENDMENT NO. 1 TO
                                       FORM U-1
                               APPLICATION-DECLARATION
                                        under
                                         the
                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ____________________________________________

          National Fuel Gas Company          National Fuel Gas
          10 Lafayette Square                 Distribution Corporation
          Buffalo, New York  14203           10 Lafayette Square
                                             Buffalo, New York  14203

          National Fuel Gas                  Seneca Resources Corporation
            Supply Corporation               10 Lafayette Square
          10 Lafayette Square                Buffalo, New York  14203
          Buffalo, New York  14203

          Utility Constructors, Inc.         Highland Land & Minerals, Inc.
          East Erie Extension                10 Lafayette Square
          Linesville, Pennsylvania 16424     Buffalo, New York 14203

          Leidy Hub, Inc.                    Data-Track Account
          10 Lafayette Square                 Services, Inc.
          Buffalo, New York 14203            10 Lafayette Square
                                             Buffalo, New York 14203

          National Fuel Resources, Inc.      Horizon Energy
          478 Main Street                     Development, Inc.
          Buffalo, New York 14202            10 Lafayette Square
                                             Buffalo, New York 14203

                      (Names of companies filing this statement
                    and addresses of principal executive offices)
                    _____________________________________________

                              NATIONAL FUEL GAS COMPANY

                       (Name of top registered holding company)
                    _____________________________________________


          Philip C. Ackerman                 William T. Baker, Jr., Esq.
          Senior Vice President              Robert J. Reger, Jr., Esq.
          National Fuel Gas Company          Reid & Priest LLP
          10 Lafayette Square                40 West 57th Street
          Buffalo, New York  14203           New York, New York  10019

                     (Names and addresses of agents for service)

          Item 1.   Description of Proposed Transactions.

                    The first and second sentences of paragraph 1.1 of Item 1 are revised in their entirety to read as follows:

                    "National Fuel Gas Company ("National") is a public-utility holding company registered under the Public Utility
          Holding Company Act of 1935, as amended (the "1935 Act" or
          "Act"). National Fuel Gas Supply Corporation ("Supply"),
          National Fuel Gas Distribution Corporation, Seneca Resources Corporation, Utility Constructors, Inc., Highland Land &
          Minerals, Inc., Leidy Hub, Inc., Data-Track Account Services,
          Inc., National Fuel Resources, Inc., and Horizon Energy
          Development, Inc., are each wholly-owned subsidiaries of National. National and Supply seek authority to participate in a joint venture ("Joint Venture") with one or more subsidiaries of Tennessee Gas Pipeline Company ("Tennessee"), a non-affiliate, to develop, construct, finance, own and operate (i) natural gas gathering facilities commencing at locations offshore to gather gas produced in the Green Canyon, Ewing Bank, Mississippi Canyon, Ship Shoal and South Timbalier areas located in the Outer Continental Shelf and terminating onshore in Louisiana ("Gathering Facilities") and
          (ii) natural gas processing facilities to be located at or near the terminus of the Gathering Facilities ("Processing
          Facilities"), and to engage in certain related transactions (collectively, the "Project"). The aggregate cost of the Project is estimated to be not more than $250 million, including development, construction and related costs until commercial operation, currently scheduled to begin in the fourth calendar quarter of 1997."

		    The last sentence of paragraph 1.3 of Item 1 is revised in its entirety to read as follows:

		   "Interests in the Special Purpose Entities would be held 50% by a direct or indirect (through Supply) subsidiary of National (the "Affiliate"), and 50% by an affiliate of Tennessee (the "Tennessee Affiliate")."

                    Footnote 2 in paragraph 1.3 of Item 1 is revised in its entirety to read as follows:

                    "2. It is contemplated that the Affiliate will be a new corporation formed by Tennessee. Upon Commission authorization of the transactions proposed herein, National will purchase directly or indirectly (through Supply) any and all of the outstanding stock of the Affiliate from Tennessee for a nominal price."

                    Paragraph 1.4 of Item 1 is revised in its entirety to read as follows:

                    "1.4 Financing of the Project.  Applicants contemplate
                         -------------------------
          that the costs of the Project shall be financed in the following manner:

                    (a)  Development Costs.  Each of National and Tennessee
                         ------------------
          will bear one-half of the development costs of the Project. Development costs do not include the purchase of any pipeline materials, processing plant equipment and other Project materials (collectively, "Project Materials"). National's share of the development costs may be paid initially by Supply, and then reimbursed by the Affiliate and/or the Special Purpose Entities.<1>

          -----------------
          1. Upon receipt of Commission authorization of the transactions proposed herein, Supply will be reimbursed for National's portion of the development costs by the Affiliate at cost. The Project Materials and Land costs will be paid by Supply if the Special Purpose Entities are not formed at that time. Upon receipt of Commission authorization of the transactions proposed herein, Supply will be reimbursed by the Special Purpose Entities for Project Materials at cost plus interest at an annual rate equal to the actual interest rate charged on outstanding borrowings from the money pool arrangement between National and its subsidiary companies (SEC File No. 70-8729).

          Thereafter, the Special Purpose Entities would be responsible for completing the Project.

                    (b)  Construction Financing.  The Affiliate will
                         -----------------------
          arrange for, or provide, construction financing (the "Construction Financing") for the Special Purpose Entities for the costs of constructing the Project from the date of execution of definitive agreements until the facilities are placed into commercial operation. The borrower would be the Special Purpose Entities that own the Project. Interest would accrue on any funds loaned by the Affiliate at an annual rate no less than the actual interest rate charged on outstanding borrowings from the money pool arrangement between National and its subsidiaries (the "Construction Financing Rate"). The Construction Financing would be with recourse to the Special Purpose Entities, as well as the Affiliate and the Tennessee Affiliate. Each of the Affiliate and the Tennessee Affiliate would provide, in a form acceptable to the other, a guarantee regarding repayment of the Construction Financing. The Construction Financing would be repaid by the Special Purpose Entities in full upon commencement of commercial operation of the Project.

                    It is contemplated that upon commencement of commercial operation of the Project, the Construction Financing would be taken out with a combination of debt and equity financing. The Affiliate and the Tennessee Affiliate will cooperate and will use commercially reasonable efforts to attempt to obtain non-recourse project financing from lenders for at least 70% of the costs of the Project effective upon placement of the facilities into commercial operation, with each of the Affiliate and the Tennessee Affiliate contributing equity to the Special Purpose Entities equal to 15% of the costs of the Project. If despite such efforts, the Affiliate and the Tennessee Affiliate are required by the lenders to contribute more than 30% of the costs of the Project or to provide recourse to any level above the Special Purpose Entities or the Affiliate and the Tennessee Affiliate of more than 30% of the costs of the Project ("Excess Amount"), then, National or the Affiliate will (i) provide guarantees or make arrangements for recourse to National or the Affiliate for the Excess Amount, such guarantees or arrangements to terminate on the second anniversary of the first date of commercial operation of the Project (the "Second Anniversary") or
          (ii) in the event National or the Affiliate are unable, despite the use of commercially reasonable efforts, to implement the alternative set forth in (i) above, then National or the Affiliate will provide, or cause to be provided, non-recourse debt secured by Project assets for the Excess Amount, to be due on the Second Anniversary (the "Interim Financing").

                    If National provides guarantees or recourse arrangements, then on the Second Anniversary, the Affiliate and the Tennessee Affiliate will be required to make substitute recourse arrangements with lenders, or in the alternative, make additional equity contributions to the Special Purpose Entities on a 50/50 basis as necessary.<2> In the event of failure, or

          ---------------
          2. As discussed in Item I infra, the aggregate cost of the Project is estimated to be not more than $250 million.

          refusal, of the Special Purpose Entities to repay any non-recourse debt secured by the Project assets to National or the Affiliate, the Affiliate and the Tennessee Affiliate will be required to make additional equity contributions to the Special Purpose Entities on a 50/50 basis for the repayment of such obligations."

                    Paragraph 1.5 of Item 1 is revised in its entirety to read as follows:

                    "1.5 Financing by National System for the Project.
                         --------------------------------------------
          Supply and/or the Affiliate will fund National's share of the development costs and a development fee to be paid by the Affiliate to Tennessee or one of its designated affiliates, through borrowings from the money pool arrangement between National and its subsidiaries described in the following paragraph. In addition, as referenced above, Supply may incur, in the normal course of its business certain Project Materials and Land costs.<3> These costs will also be funded through borrowings from the money pool arrangement between National and its subsidiaries described in the following paragraph.

                    National may make loans to the Affiliate for the financing of its activities, including financing of the activities of the Special Purpose Entities. It is contemplated

          ---------------
          3. As described above, it is contemplated that Supply will be reimbursed, for such Project Material and Land costs by the Special Purpose Entities upon receipt of Commission authorization in this file. The Affiliate's portion of the development costs will be in the form of a contribution by the Affiliate to the Special Purpose Entities.

          that any loans to the Affiliate for the purpose of Construction Financing may be made pursuant to, and in accordance with, the current (and any successor) money pool arrangement between National and its subsidiaries (the "Money Pool Arrangement") (see SEC File No. 70-8729 for the current Money Pool Arrangement). Such loans to the Affiliate and/or Supply, to the extent needed in connection with the Project, shall not exceed in the aggregate $250 million in principal amount at any one time outstanding.
          Any Construction Financing made pursuant to the Money Pool Arrangement will be repaid upon commencement of commercial operation of the Project. Thereafter, it is contemplated that any loans to the Affiliate for use as Interim Financing or equity contributions may be made pursuant to, and in accordance with, the current (and any successor) long-term debt program of National and certain of its subsidiaries. (see SEC File No. 70-8541 for the current long-term debt arrangements). These long-term loans to the Affiliate shall not exceed $210 million in principal amount at any one time outstanding. All loans by National to the Affiliate shall not in the aggregate exceed $250 million in principal amount at any one time outstanding.
          National requests that the Affiliate be added to the group of subsidiary companies of National which can make short or long-term borrowings pursuant to the authorization in File Nos. 70-8729 and 70-8541.<4>

          ---------------
          4. As appropriate, various financings and extensions of credit, by, and among, National, Supply, the Affiliate and the subsidiary companies, and affiliates, of the Affiliate, in the future will, or may be, exempt from Commission authorization pursuant to Rules 16, 45 and 52 under the Act, as in effect, or as they may be amended from time to time.

                    It is contemplated that National may enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of the Affiliate and one-half of the obligations of the Special Purpose Entities<5>, to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses, including as necessary for the Construction Financing.
          If interim financing is necessary, National may be required to enter into additional credit support arrangements with respect to obligations of the Special Purpose Entitites to the extent of the Execess Amount.<6>
          Any credit support may be made pursuant to, and in accordance with, the current (and any successor) credit support arrangement between National and its subsidiaries (see SEC File No. 70-8251 for the current credit support arrangements). The maximum aggregate limit on all credit support by National to the Affiliate and the Special Purpose Entities will be $175 million at any one time outstanding, including as necessary for the Interim Financing and the Construction Financing. National requests that the Affiliate and the Special Purpose Entities be added to the group of subsidiary companies of National to which National may give credit support pursuant to the authorizations in File No. 70-8251.<7> National further requests that the Affiliate,

          ---------------
	  5. Any credit support made by National with respect to obligations of the Special Purpose Entitities, except for credit support obligations in connection with the Excess Amount, will be accompanied by a similar credit support arrangement in equal amount from Tennessee or an affiliate thereof.

          6. Tennessee will not be responsible for the credit support arrangements necessary for the Excess Amount, if any.

          7. As appropriate, various financings and extensions of credit, by, and among, National, Supply, the Affiliate and the subsidiary companies, and affiliates, of the Affiliate, in the future will, or may be, exempt from Commission authorization pursuant to Rules
                                                          (continued . . .)

          either by itself or together with National, be permitted to provide such credit support to the Special Purpose Entities up to the $175 million limit at any one time outstanding."




          ---------------
          7. (continued . . .)
          16, 45 and 52 under the Act, as in effect, or as they may be amended from time to time.

                                      SIGNATURES

                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


          NATIONAL FUEL GAS COMPANY          NATIONAL FUEL GAS DISTRIBUTION
                                              CORPORATION

          By /s/ P. C. Ackerman                By /s/ David F. Smith
            --------------------------         ----------------------------
               Name: P.C. Ackerman                Name: David F. Smith
               Title: Senior Vice President       Title: Senior Vice President


          NATIONAL FUEL GAS SUPPLY           SENECA RESOURCES CORPORATION
            CORPORATION

          By /s/ Richard Hare                By /s/James A. Beck
            --------------------------         ----------------------------
               Name: Richard Hare                 Name: James A. Beck
               Title: President                   Title: President


          UTILITY CONSTRUCTORS, INC.         HIGHLAND LAND & MINERALS, INC.

          By /s/David F. Smith               By /s/ P.C. Ackerman
            --------------------------         ----------------------------
               Name: David F. Smith               Name: P. C. Ackerman
               Title: Secretary                   Title: President


          LEIDY HUB, INC.                    DATA-TRACK ACCOUNT
                                              SERVICES, INC.

          By /s/Walter E. DeForest           By /s/David F. Smith
            --------------------------         ----------------------------
               Name: Walter E. DeForest            Name: David F. Smith
               Title: President                   Title: Secretary


          NATIONAL FUEL RESOURCES, INC.      HORIZON ENERGY
                                              DEVELOPMENT, INC.

          By /s/ R. J. Tanski                By /s/Bruce H. Hale
            --------------------------         ----------------------------
               Name: R.J. Tanski                  Name: Bruce H. Hale
               Title: Secretary                   Title: Vice President


          DATED:  December  16, 1996